PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
         FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME, CHIYODA-KU,
                             TOKYO 100-0011, JAPAN
            TELEPHONE (813) 3597-8101     FACSIMILE (813) 3597-8120





                                               September 21, 2005



U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3561
Attention:        Mr. Larry Spirgel
                  Assistant Director


                  hanarotelecom incorporated (File No. 1-15012)
                  ---------------------------------------------

Dear Mr. Spirgel:

                  We are submitting this letter on behalf of our client, hanarotelecom incorporated (the "Registrant"). We appreciate the Staff's accounting review of the Registrant's previous annual report on Form 20-F for the fiscal year ended December 31, 2004 filed on June 29, 2005 (the "2004 Form 20-F"), and the Staff's comments with respect to applicable disclosure requirements and enhanced disclosure in the Registrant's future filings.

                  Set forth below are the comments of the Staff transmitted in your letter dated September 7, 2005 together with the Registrant's responses to those comments.

ITEM 15.  CONTROLS AND PROCEDURES, PAGE 88

COMMENT NO. 1.    We note your disclosure that your disclosure controls and
procedures were "effective to ensure that material information required to be included in our periodic SEC reports relating to us, is made known to them." Please confirm, if true, and clarify in future filings that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.

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U.S. Securities and Exchange Commission                                        2


                  RESPONSE TO COMMENT NO. 1. The Registrant confirms that its principal executive officer, Mr. Chang-Bun Yoon, and its principal financial officer, Ms. Janice Lee, after evaluating the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rule 13a-15(e)) as of the end of the period covered by the 2004 Form 20-F, concluded that, as of such date, the Registrant's disclosure controls and procedures were effective. The Registrant will disclose in its future filings the simple conclusion of its principal executive and principal financial officers that the Registrant's disclosure controls and procedures are effective.

COMMENT NO. 2.    We note the statement that "there have been no significant changes in internal control over financial reporting..." Item 308(c) of Regulation S-K requires disclosure of any changes, not just significant changes, in internal controls over financial reporting that would have a material effect and occurred during the last fiscal quarter. Please confirm, if true, that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

                  RESPONSE TO COMMENT NO. 2. The Registrant confirms that there have been no changes in its internal controls over financial reporting that occurred during the fiscal year ended December 31, 2004, that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting. In its future filings, the Registrant will confirm that there have been no changes, or disclose any changes, in its internal controls over financial reporting as required by Item 15(d) of Form 20-F.

NOTE 1.  GENERAL, PAGE F-11

(2) CONSOLIDATED SUBSIDIARIES

COMMENT NO. 3.    We note that your ownership percentage in Hanaro WEB(n)TV
decreased to 49% as of December 31, 2004. Tell us how you accounted for your investment in this entity for US GAAP purposes.

                  RESPONSE TO COMMENT NO. 3. In October 2004, the Registrant disposed of its Hanaro WEB(n) TV shares, which represented a 41.91% ownership interest, to Media Holdings, Inc., a wholly-owned subsidiary of the Registrant. As a result, its direct shareholdings in Hanaro WEB(n) TV decreased to 49% as of December 31, 2004. The Registrant, however, continued to hold a controlling financial interest through its direct shareholdings of Hanaro WEB(n) TV shares and indirect ownership (through Media Holdings, Inc.) of Hanaro WEB(n) TV shares. The direct and indirect shareholdings represents a majority voting interest, and accordingly consolidated Hanaro WEB(n) TV for the year ended December 31, 2004 under Korean GAAP as well as under U.S. GAAP.

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U.S. Securities and Exchange Commission                                        3


COMMENT NO. 4. We note that Hanaro Telecom America, Inc. is in the process of liquidation and was recognized as impaired at December 31, 2004. Tell us how you determined whether you were required to present the operations of Hanaro Telecom America, Inc. as discontinued for US GAAP reporting purposes.

                  RESPONSE TO COMMENT NO. 4. The Registrant resolved to dissolve Hanaro Telecom America, Inc. as of December 31, 2004. As of such date, the assets, liabilities and shareholders' equity of Hanaro Telecom America, Inc. totaled Won 0. In addition, Hanaro Telecom America, Inc. reported a net loss for the year ended December 31, 2004 of Won 268 million, the nature of which was a loss from discontinued operation but was not presented as discontinued because it was considered immaterial. Based on such financial condition and operating results of Hanaro Telecom America, Inc., the Registrant recorded the entire amount of investment securities for Hanaro Telecom America, Inc. as an impairment loss. As a result, the Registrant excluded Hanaro Telecom America, Inc. from its consolidated financial statements for the year ended December 31, 2004.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT SECURITIES OTHER THAN THOSE ACCOUNTED FOR USING THE EQUITY METHOD, PAGE F-14

COMMENT NO. 5.    We note your statement that if the realizable value of an
impaired security subsequently recovers, the increase in value is recorded in current operations up to the amount of the previously recognized impairment loss, for securities stated at fair value, and up to the amount of amortized cost that would be recorded if no impairment had occurred, for securities stated at amortized cost. Explain this statement for us in more detail and tell us how you determined that it is appropriate to change the new cost basis for subsequent recoveries in fair value under SFAS 115 for US GAAP reporting purposes.

                  RESPONSE TO COMMENT NO. 5. Under Korean GAAP, when the amount estimated to be recoverable is less than the amortized cost of a debt security or the acquisition cost of an equity security, the Registrant must consider whether to recognize an impairment loss. The Registrant may recognize a reversal of impairment loss for an available-for-sale equity security accounted for at its fair value, when the recovery in fair value is objectively related to an event occurring after the recognition of impairment loss, and such amount should be recognized as current income. However, the reversal amount is not permitted to exceed the amount of impairment loss previously recognized.

                  Under U.S. GAAP, if the decline in fair value is judged to be other than temporary, the cost basis of the individual security should be written down to fair value as a new cost basis and the amount of the write-down must be included in earnings. The new cost basis will not be changed for subsequent recoveries in fair value. Subsequent

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U.S. Securities and Exchange Commission                                        4


increases in the fair value of available-for-sale securities is included in other comprehensive income.

                  The Registrant recognizes an impairment loss on available-for-sale securities when the recoverable value declines to a level below the acquisition cost in accordance with Korean GAAP. Through December 31, 2004, there have been no cases in which the price of security, for which an impairment loss was previously recognized, recovered its value. Accordingly, the Registrant has not considered whether an impairment loss previously recognized should be reversed, and no adjustments for U.S. GAAP reporting purposes were necessary in connection with a reversal of impairment loss.

NOTE 12.  INTANGIBLES, PAGE F-23

COMMENT NO. 6.    Tell us and disclose the nature of the cable line usage rights and how you have acquired these rights. Additionally, tell us how you determined the useful lives of cable line usage rights to be 20 years.

                  RESPONSE TO COMMENT NO. 6. The nature of the Registrant's cable line usage rights is the indefeasible right of user ("IRU") for the submarine cable. The Registrant acquired the IRU from a network service provider and believes the useful life of such IRU to range from 15 to 20 years in accordance with Korean business practice. Although the nature of this contract was an IRU, the estimated useful lives of the cable line usage rights could be estimated to be specific periods because of the obsolescence and improvement of the facility and changes in business trends and technologies. In addition, in certain cases, the contract periods for the cable line usage rights are for periods ranging from 15 to 20 years, which are consistent with common business practice.

NOTE 22.  RELATED PARTY TRANSACTIONS, PAGE F-30

COMMENT NO. 7.    Please confirm and disclose in future filings, if true, that the amounts detailed as significant transactions with your subsidiaries have been eliminated in consolidation as described in Note 1 (2).

                  RESPONSE TO COMMENT NO. 7. The Registrant confirms that the amounts disclosed as significant transactions with its subsidiaries have been eliminated in consolidation as described in Note 1(2). In future filings, the Registrant will clarify that the amounts detailed as significant transactions with its subsidiaries have been eliminated in consolidation.

NOTE 23.  COMMITMENTS AND CONTINGENCIES, PAGE F-31

COMMENT NO. 8.    In future filings, revise to discuss the pending fine by the
Korean Fair Trade Commission as disclosed on page 10, including the aggregate fine of Won 2.4

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U.S. Securities and Exchange Commission                                        5


billion. It appears that this fine relates to the local telephony and leased line services. Tell us and disclose if you have accrued any amounts related to this fine as of December 31, 2004. With regard to the fine that has not yet been determined for the broadband and leased line services, tell us and disclose if you have accrued any amounts in accordance with SFAS 5 as of December 31, 2004 for US GAAP reporting purposes.

                  RESPONSE TO COMMENT NO. 8. The pending fine by the Korean Fair Trade Commission (the "KFTC") and the aggregate fine of Won 2.4 billion were not accrued in the financial statements for the year ended December 31, 2004 because the fines were imposed by the KFTC in May 2005. Moreover, the KFTC investigation was initiated during 2005, and as of December 31, 2004, the Registrant had no expectation that such KFTC investigation would be launched in 2005. The amount of the pending fine will be accrued in the financial statements for the year ending December 31, 2005. Under U.S. GAAP, as well as under Korean GAAP, the Registrant will record the amount of fines imposed by the KFTC as a loss and fines pending as a loss from contingent liabilities in the year ending December 31, 2005.

NOTE 26. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES, PAGE F-33

COMMENT NO. 9.    Disclose the nature of differences in income statement
classification between Korean GAAP and US GAAP and quantify the impact of these differences in future filings. For example, it appears that the write-off of property and equipment should be recorded as an operating expense under US GAAP. In addition, please separately state revenues from net sales of tangible products and sales of services, if greater than 10% of total revenues. Also, separately state the costs and expenses applicable to each category of sales and revenues.

                  RESPONSE TO COMMENT NO. 9. The Registrant understands that, under U.S. GAAP, income statements are presented with four major categories: income (or loss) from continuing operation, extraordinary income (or loss), income (or loss) from discontinued operation, and the effect of accounting change. In the Registrant's case, the amount of ordinary income (or loss) before tax represents the amount of income (or loss) from continuing operation that would be reported under U.S. GAAP for the year ended December 31, 2004, except for the effect of change in accounting estimates; the change in the useful lives of tangible assets, effective January 1, 2004, which increased the Registrant's depreciation by Won 8 million and impairment loss of Won 268 million from discontinued operation of Hanaro Telecom America, Inc., for the year ended December 31, 2004. In future filings, the Registrant will disclose the nature of differences in income statement classification between Korean GAAP and U.S. GAAP and quantify the impact of these differences.

                  The Registrant has no sales of tangible products, and all of its revenues relate to sales of services, mostly from its main business service areas (broadband, voice

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U.S. Securities and Exchange Commission                                        6


and lease of dedicated lines). The Registrant disclosed segment information in
Note 24 of the consolidated financial statements under Korean GAAP and believes that there are no significant differences in segment information between Korean GAAP and U.S. GAAP.

LICENSING COST, PAGE F-35

COMMENT NO. 10.   Tell us how you applied the guidance in SFAS 142 in
determining that licensing cost is deemed to have an indefinite life. In addition, we note your disclosure of the reconciling item related to the license cost of the NSP license. Tell us how you determined there was no reconciling item for the other licenses you disclose on page 30.

                  RESPONSE TO COMMENT NO. 10. In Korea, any business entity that begins as a network service provider ("NSP") or facilities-based telecommunications service provider must obtain a license from the Ministry of Information and Communication (the "MIC"). Unless the license is revoked, the company may operate as a network service provider so long as it continues as an ongoing business entity.

                  For U.S. GAAP reconciliation purposes, the one-time fee of Won
45.0 billion paid for obtaining the NSP license by the Registrant's founding shareholders in 1997 was adjusted as licensing cost in the intangible asset account and simultaneously as a capital injection. The intangible licensing costs were amortized until 2001 when SFAS 142 became effective for purposes of U.S. GAAP reconciliation adjustments. Since 2002, the Registrant has continued to recognize the additions of intangibles and capital injections but has not amortized licensing costs in its U.S. GAAP reconciliation adjustments in accordance with SFAS 142.

                  The Registrant was not required to pay any fees to the MIC in connection with its registration as a Specific Service Provider ("SSP") in 1998. To be an SSP, the Registrant obtained a license with an indefinite term, but it did not have to pay any amounts in 1998. Therefore, with regard to its SSP license, the Registrant did not make any adjustments for U.S. GAAP reconciliations.

INVESTMENT SECURITIES, PAGE F-35

COMMENT NO. 11.   Tell us how you have determined that your long-term available for sale securities were not impaired as of December 31, 2004. In this regard, we note that a significant amount of these investments have had unrealized losses in excess of 12 months.

                  RESPONSE TO COMMENT NO. 11. The unrealized losses in Note 26(6) mean that the available-for-sale securities being carried were not disposed of as of December 31 and the column of unrealized losses includes both the amounts recognized as an impairment loss and the amounts recognized as a capital adjustment. For example, Won

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U.S. Securities and Exchange Commission                                        7


36.8 billion of unrealized losses carried over 12 months as of December 31, 2004 consists of Won 28.5 billion of impairment losses, charged to income, for non-listed securities and Won 8.3 billion of capital adjustments for listed securities in 2004.

                  Among the Won 8.3 billion accounted for as capital adjustments in 2004, Won 4.4 billion was recorded as an impairment loss in the first half of 2005. The remaining Won 3.9 billion of capital adjustments was not charged to income because during 2005, the stock price increased compared to the price as of December 31, 2004. For example, the price of LG Telecom, Inc. was Won 5,200 per share as of December 31, 2004 but has increased to Won 6,170 per share as of September 9, 2005.

SEGMENT INFORMATION, PAGE F-42

COMMENT NO. 12. Tell us and disclose the amounts recorded for goodwill for each segment. In addition, tell us how you determined your reporting units under SFAS 142 and disclose your policy for testing goodwill for impairment for US GAAP reporting purposes. If there is goodwill assigned to the Voice segment, tell us how you have determined that no impairment exists given the ongoing operating loss of this segment.

                  RESPONSE TO COMMENT NO. 12. The full amount of the Registrant's goodwill as of December 31, 2004 pertains to the Broadband business segment. There is no goodwill assigned to the Voice business segment.

                  The Registrant has a policy for testing goodwill for impairment on an annual basis for U.S. GAAP reporting purposes. The policy focuses mainly on the goodwill of the Broadband business segment and considers the sustainable service periods and churn rate of subscribers in testing goodwill for impairment.

                                      * * *

                  In connection with responding to the comments of the Staff, the Registrant acknowledges that:

     o the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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U.S. Securities and Exchange Commission                                        8


                  Please contact the undersigned at +81-3-3597-8101 (fax number +81-3-3597-8120) if we may be of help in answering any questions that may arise in connection with your review of this letter.


                                        Sincerely,

                                        /s/ Tong Yu
                                        ---------------------
                                        Tong Yu




cc:     Janice Lee
           hanarotelecom incorporated

        Melissa Hauber
        Kathleen Kerrigan
           U.S. Securities and Exchange Commission